Exhibit 12
AMERICAN AIRLINES, INC
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Loss:
Loss before income taxes	$(7)	$(388)	$(496)	$(754)

Add: Total fixed charges (per below)	401	350	799	711

Less: Interest capitalized	7	10	16	20

Total earnings (loss) before income taxes	$387	$(48)	$287	$(63)

Fixed charges:
Interest	$169	$132	$338	$280

Portion of rental expense representative of the interest factor	228	213	450	421

Amortization of debt expense	4	5	11	10

Total fixed charges	$401	$350	$799	$711

Ratio of earnings to fixed charges	—	—	—	—

Coverage deficiency	$14	$398	$512	$774